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                          February 14, 2023

       Darren Spriggs
       Chief Financial Officer
       ENGLOBAL CORP
       11740 Katy Fwy     Energy Tower III
       11th floor
       Houston, TX 770079

                                                        Re: ENGLOBAL CORP
                                                            Registration
Statement on Form S-3
                                                            Filed February 13,
2023
                                                            File No. 333-269721

       Dear Darren Spriggs:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              James Cowen